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                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 5 )*


                        General Semiconductor, Inc.
---------------------------------------------------------------------------
                              (Name of Issuer)


                        Common Stock, par value $.01
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 370787103
---------------------------------------------------------------------------
                               (CUSIP Number)


                               April 27, 1999
---------------------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [ ]    Rule 13d-1(b)

     [ ]    Rule 13d-1(c)

     [X]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                             Page 1 of 7 pages

CUSIP No. 370787103              13G          Page 2 of 7 Pages


1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION
    NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Forstmann Little & Co. Subordinated Debt & Equity Management
    Buyout Partnership-IV

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         0

                 8  SHARED DISPOSITIVE POWER

                    None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0

12  TYPE OF REPORTING PERSON*

    PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 370787103              13G          Page 3 of 7 Pages


1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION
    NOS. OF ABOVE PERSONS (ENTITIES ONLY)

    Instrument Partners

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

    New York

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       None

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         0

                 8  SHARED DISPOSITIVE POWER

                    None

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    0

12  TYPE OF REPORTING PERSON*

    PN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1745 (2-95)

ITEM 1(A).          Name of Issuer

                    General Semiconductor, Inc.

ITEM 1(B).          Address of Issuer's Principal Executive Offices

                    10 Melville Park Road
                    Melville, New York  1174-3113

ITEM 2(A).          Name of Persons Filing

                    This  Amendment  No. 5 to the  Schedule 13G is filed by
                    (i) Forstmann Little & Co. Subordinated Debt and Equity Management Buyout Partnership-IV ("MBO-IV") and (ii) Instrument Partners.

ITEM 2(B).          Address  of  Principal  Business  Office  or  if  None,
                    Residence

                    The address of the principal business office of each Reporting Person is:

                    c/o Forstmann Little & Co.
                    767 Fifth Avenue
                    New York, New York  10153

ITEM 2(C).          Citizenship

                    MBO-IV and Instrument Partners are each New York limited partnerships

ITEM 2(D).          Title of Class of Securities

                    The Securities to which this statement relates are shares of Common Stock, par value $.01 per share, of the Issuer ("Common Stock").

ITEM 2(E).          CUSIP Number

                    The CUSIP Number for the Common Stock is 370787103.

ITEM 3.             If  this   statement  is  filed  pursuant  to  ss.  ss.
                    240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

                    (a)  [ ]    Broker or dealer  registered  under section
                                15 of the Act (15 U.S.C. 78o).

                    (b)  [ ]    Bank as defined  in section  3(a)(6) of the
                                Act (15 U.S.C. 78c).

                    (c)  [ ]    Insurance  company  as  defined  in section
                                3(a)(19) of the Act (15 U.S.C. 78c).

                    (d)  [ ]    Investment company registered under section
                                8 of the Investment Company Act of 1940 (15
                                U.S.C. 80a-8).

                    (e)  [ ]    An investment  adviser in  accordance  with
                                ss. 240.13d-1(b)(1)(ii)(E);

                    (f)  [ ]    An employee  benefit plan or endowment fund
                                in accordance with ss. 240.13d-1(b)(ii)(F);

                    (g)  [ ]    A parent holding  company or control person
                                in        accordance        with        ss.
                                240.13d-1(b)(1)(ii)(G);

                    (h)  [ ]    A  savings   associations   as  defined  in
                                Section   3(b)  of  the   Federal   Deposit
                                Insurance Act (12 U.S.C. 1813);


                             Page 4 of 7 pages

                    (i)  [ ]    A church  plan  that is  excluded  from the
                                definition  of an  investmentcompany  under
                                section 3(c)(14) of the Investment  Company
                                Act of 1940 (15 U.S.C. 80a-3)

                    (j)  [ ]    Group       in       accordance        with
                                ss.240.13d-1(b)(l)(ii)(J).

                    None of the options apply.  This Amendment No. 2 to the
                    Schedule 13G is being filed pursuant to Rule 13d-1(d).

ITEM 4.             Ownership

             (1)    Instrument Partners:

                    (a)   Amount Beneficially Owned: None.

                    On April  27,  1999,  Instrument  Partners,  a New York
               limited partnership, which owned 2,886,752 shares of Common Stock, sold all of such shares at a price of $6.50 per share pursuant to a Registration Statement on Form S-3 (Reg. No. 333 -62285) filed by the Company with the Securities Exchange Commission. Instrument Partners now owns no shares of the Common Stock..

                    (b)   Percent of Class: 0%.

                    (c)   Number of shares as to which such person has:

                          (i)    sole  power to vote or to direct  the vote
                                 -- None.

                          (ii)   shared power to vote or to direct the vote
                                 -- None.

                          (iii) sole power to dispose or to direct the disposition of -- None.

                          (iv) shared power to dispose or to direct the disposition of -- None.

             (2)    MBO-IV:

                    (a)    Amount Beneficially Owned: None.

                    On  April  27,  1999,   MBO-IV,   a  New  York  limited
               partnership, which owned 2,540,414 shares of Common Stock, sold all of such shares at a price of $6.50 per share pursuant to a Registration Statement on Form S-3 (Reg. No. 333 - 62285) filed by the Company with the Securities Exchange Commission. MBO-IV now owns no shares of Common Stock..

                    (b)   Percent of Class: 0%.

                    (c)   Number of shares as to which such person has:

                          (i)    sole  power to vote or to direct  the vote
                                 -- None.

                          (ii)   shared power to vote or to direct the vote
                                 -- None.

                          (iii) sole power to dispose or to direct the disposition of -- None.


                             Page 5 of 7 pages

                          (iv) shared power to dispose or to direct the disposition of -- None.

ITEM 5.             Ownership of Five Percent or Less of a Class

                    If this statement is being filed to report the fact that as of the date hereof the reporting person has creased to be the beneficial owner of more than five percent of the class of securities, check the following |X|.

ITEM 6.             Ownership  of More  than  Five  Percent  on  Behalf  of
                    Another Person

                    Not Applicable.

ITEM 7. Identification and Classification of the Subsidiary which Acquired the Security being Reported on by the Parent Holding Company.

                    Not Applicable.

ITEM 8.             Identification  and  Classification  of  Member  of the
                    Group

                    Not Applicable.

ITEM 9.             Notice of Dissolution of Group

                    Not Applicable.

ITEM 10.            Certification

                    Not Applicable.


                             Page 6 of 7 pages

                                 SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.




Dated:  May 7, 1999              Instrument Partners


                                 By:    FLC XXII Partnership,
                                        General Partner


                                 By:     /s/ Winston W. Hutchins
                                        ------------------------------------
                                        Winston W. Hutchins
                                        General Partner

Dated:  May 7, 1999              Forstmann Little & Co. Subordinated Debt
                                 and Equity Management Buyout Partnership-IV


                                 By:    FLC XXIX Partnership, L.P.,
                                        General Partner


                                 By:    /s/ Winston W. Hutchins
                                        ------------------------------------
                                        Winston W. Hutchins
                                        General Partner



                             Page 7 of 7 pages